Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Earnings:
Earnings from Continuing Operations	$7,849	$6,984	$5,080	$3,858	$2,671
Add back:
Fixed charges	629	533	294	168	137

Total earnings	$8,478	$7,517	$5,374	$4,026	$2,808

Fixed Charges:
Interest, capitalized and expensed	$544	$456	$241	$128	$95
Interest component of rental payments	67	63	46	36	40
Amortization of debt discount and debt expense	18	14	7	4	2

Total fixed charges	$629	$533	$294	$168	$137

Ratio of Earnings to Fixed Charges	13.5	14.1	18.3	24.0	20.5

For purposes of computing this ratio, earnings represent income from continuing operations. Fixed charges represent interest expense including amounts capitalized plus the interest factor in rental expense.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Dollars in millions

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Earnings:
Earnings from Continuing Operations	$7,849	$6,984	$5,080	$3,858	$2,671
Add back:
Fixed charges	629	533	294	168	137

Total earnings	$8,478	$7,517	$5,374	$4,026	$2,808

Fixed Charges:
Interest, capitalized and expensed	$544	$456	$241	$128	$95
Interest component of rental payments	67	63	46	36	40
Amortization of debt discount and debt expense	18	14	7	4	2
Convertible Preferred Stock Dividends	—	—	—	—	—

Total fixed charges	$629	$533	$294	$168	$137

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	13.5	14.1	18.3	24.0	20.5

For purposes of computing this ratio, earnings represent income from continuing operations. Fixed charges represent interest expense including amounts capitalized plus the interest factor in rental expense and any preferred stock dividend requirements, adjusted to a pretax basis.